February 19, 2026

Graham A. Fleming
Chief Executive Officer
Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, TX 75024

       Re: Finance of America Companies Inc.
           Registration Statement on Form S-3
           Filed on February 13, 2026
           File No. 333-293476
Dear Graham A. Fleming:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    William Golden, Esq.